UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 0-50832

Vermilion Energy Inc.
(Exact name of registrant as specified in its charter)

3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⃞       Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞        No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

October 17, 2011

CALGARY, ALBERTA - Vermilion Energy Inc. (“Vermilion”) (VET – TSX) is pleased to announce a cash dividend of $0.19 CDN per share payable on November 15, 2011 to all shareholders of record on October 31, 2011.  The ex-dividend date for this payment is October 27, 2011.   This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY INC.

		By:	/s/ Curtis W. Hicks
Curtis W. Hicks, Executive VP and Chief Financial Officer
Date:	October 17, 2011

Exhibit 99.1

Vermilion Energy Inc. Announces $0.19 CDN Cash Dividend for November 15, 2011 Payment Date

CALGARY, Alberta--(BUSINESS WIRE)--October 17, 2011--Vermilion Energy Inc. (“Vermilion”) (VET – TSX) is pleased to announce a cash dividend of $0.19 CDN per share payable on November 15, 2011 to all shareholders of record on October 31, 2011. The ex-dividend date for this payment is October 27, 2011. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com